Exhibit 16.1

April 1, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Validian Corporation and, under the date of April 15, 2010, we reported on the consolidated financial statements of Validian Corporation as of and for the years ended December 31, 2009 and 2008. Effective March 29, we were dismissed.  We have read Validian Corporation’s statements included under Item 4.01 of its Form 8-K/A dated April 1, 2011 , and we agree with such statements, except that we are not in a position to agree or disagree with Validian Corporation's statement that (1) the change was approved by the board of directors, and (2) the newly engaged accountants were not consulted regarding any accounting or auditing concerns during the specified period.

Very truly yours,

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants